August 16, 2005

Via Facsimile 213.615.1750 and U.S. Mail

G. Thomas Stromberg, Esq.
Winston & Strawn LLP
333 South Grand Avenue, 38th Floor
Los Angeles, CA 90071

RE:	The Neptune Society, Inc.
	Schedule 13E-3/A
	Filed: July 14, 2005 by BG Capital Group Ltd., et al.
	File No. 5-61997

Dear Mr. Stromberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3/A

General

1. Please advise us, with a view toward disclosure, how the filing persons intend to comply with the dissemination requirements with respect to the merger. Notwithstanding multiple references to a mailing, the Schedule 13E-3/A still does not appear to include substantive information regarding the anticipated dissemination of the disclosure document to unaffiliated security holders. As the proposed merger transaction involves purchases by an affiliate group, the filing persons must comply with Rule 13e-3(f). The information required by Rule 13e-3(e) and Schedule 13E-3 must be provided to each person who is a record holder of a class of equity securities subject to the Rule 13e-3 transaction as of a date not more than 20 days prior to the date of such purchase.

2. We note the filing persons intend to make purchases from CapEX, Bow River Capital Fund, and Bow River Capital Fund II. While we understand that some of these purchases remain "subject to, among other things, the filing and effectiveness of this Schedule 13[E]-
3 and its proper delivery to Neptune shareholders," please advise us whether or not the merger will have been completed by the time these purchases to which the filing persons have agreed occur.
To the extent the merger will not have been completed by the time these purchases are expected to occur, advise us whether or not the filing persons intend to make a new fairness determination each time it anticipates making a new purchase of Neptune shares. In addition, advise us, with a view toward corrective disclosure, whether the filing persons intend to file and disseminate an amendment to the
Schedule 13E-3 before any additional purchases occur.

3. Provide us with a legal analysis for why the filing fee that has been paid is in compliance with the statute and rules that govern the filing of this schedule. Please address whether or not a fee has been paid on any shares expected to be acquired through purchases made other than the merger, and, if not, please explain why not.

Purpose

4. Advise us, with a view toward disclosure, why the "authorization" given by BG Capital and Brooklyn Holdings was enough authority to require NPTI to merge into Neptune. Although we understand reference has later been made to a short form merger, describe what role, if any, Neptune played in the decision to merge and how the apparent conclusion was reached that Neptune should not also appear as a filing person on Schedule 13E-3.

Fairness of the Merger - Substantive Fairness

5. Revise to disclose what the going private consideration represents. For example, it is not clear whether the going private consideration is an amount equivalent to the value of the company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of the company.

6. Specifically disclose who first proposed and how the going private merger consideration was determined. In this regard, disclose all of the estimated payments, taxes and assumptions used in the calculation.

Fairness of the Purchases of Shares

7. Disclose to unaffiliated security holders when the purchases described in this section and anticipated to be made will occur by comparison to those purchases made in connection with the merger.

      Item 2

8. Advise us why the reverse stock split that was effectuated on or about May 19, 2000, did not comply with Rule 13e-3.

Item 4.  Terms of the Transaction

9. This section only appears to discuss the short form merger. Advise us, with a view toward disclosure, what consideration was given to describing the other purchases that are anticipated to be made. We note, for example, that those purchases are similarly subject to Rule 13e-3 and that a fairness determination has been rendered to such share purchases.

Item 5

10. Advise us whether consideration was given to complying with Rule 13e-3 for the transactions that have been identified that occurred on April 27, 2004 and March 14, 2005. While we note that some disclosure has been provided with respect to the non-existence of any plans to take Neptune private for certain purchases, please note that the application of Rule 13e-3 is not wholly dependent upon the existence of such factor.

Item 7/Effects

11. The disclosure provided in response to Item 7(d) of Schedule 13E-3, if and when amended, must disclose all of the benefits and detriments of the transaction to the issuer and the affiliated parties. For example, this section must discuss the fact that the issuer will be the direct, and the affiliated group the indirect, beneficiaries of projected net savings for terminating registration under the Exchange Act. Quantify your response to the extent possible. See Instruction 2 to Item 1013 of Regulation M-A.

12. We note Neptune suffered an operating losses in 2002 and 2003. Disclose, if true, that the filing persons will benefit from the Company`s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A. The disclosure under the section titled "Effects" only acknowledges that tax losses exist that the filing persons may use to shelter future income.

Closing Comments

	Please file an amended Schedule 13E-3 in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the issuer, its management and its affiliates are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3266.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions